Exhibit 23.2

CONSENT OF INDEPENDENT ACCOUNTANTS

We hereby consent to the use in this Annual Report on Form 10-K of our report dated April 26, 2001 relating to the consolidated financial statements of Sage, Inc., which appears in such Form 10-K.

PricewaterhouseCoopers LLP

San Jose, California
June 29, 2001